DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05001407

January 12, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-12-2005

Re: General Electric Company
Incoming letter dated December 10, 2004

Dear Mr. Mueller:

This is in response to your letters dated December 10, 2004 and January 10, 2005 concerning the shareholder proposal submitted to GE by William Steiner. We also have received letters on the proponent's behalf dated December 30, 2004 and January 11, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
JAN 1 4 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

40545

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 10, 2004

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of William Steiner*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), a New York corporation, intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent").[1]

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments, a copy of which is being mailed on this date to the Proponent informing him of GE's intention to omit the Proposal from the 2005 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2005 Proxy

[1] GE received from the Proponent an initial proposal on August 27, 2004 and a revised proposal on October 20, 2004. GE has determined to treat the revised proposal as the Proponent's submission for the 2005 Proxy Materials. The Proposal is attached hereto as Exhibit A. The original proposal and related correspondence are attached hereto as Exhibit B.

Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponent and Mr. Chevedden any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

THE PROPOSAL

The Proposal recommends that GE's By-Laws be amended by adding the following language that is set forth in the Proposal:

> "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

* * *

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and pursuant to Rule 14a-8(i)(6) because GE is unable to implement the Proposal. Should the Staff not concur in this view, we believe that the Proposal requires revision pursuant to Rule 14a-8(i)(7), as discussed in detail below.

ANALYSIS

I. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9). We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The Staff has applied this long line of precedent to shareowner proposals concerning executive compensation and on many occasions concurred with the exclusion of such proposals under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. For example, in *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004), the Staff concurred that the company could exclude a proposal requesting that stock options be "expensed in accordance with FASB guidelines," because FASB permits two methods of expensing stock-based compensation. In *Woodward Governor Co.* (avail. Nov. 26, 2003), the Staff concurred with exclusion under Rule 14a-8(i)(3) of a proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth, because the proposal did not clearly explain how the executives would be compensated "based on stock growth." In *Pfizer Inc.* (avail. Feb. 18, 2003), the Staff concurred with exclusion of a proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price," because it was unclear whether the proposal addressed only future grants or additionally required the company to amend all stock options. Likewise, in *General Electric Co.* (avail. Feb. 5, 2003), the Staff concurred with the exclusion of a proposal requesting board to seek shareowner approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees," because the proposal failed to describe what GE's shareowners would be asked to approve if the levels of executive compensation exceeded the prescribed limits. Finally, in *General Electric Co.* (avail. Jan. 23, 2003), the Staff concurred with the exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for General Electric officers and directors" because the proposal failed to adequately define critical terms included in the proposal and to provide guidance on how the proposal should be implemented.

As explained in detail below, this precedent supports the conclusion that the Proposal is inherently vague and misleading in three respects: (A) it is unclear what compensation the Proposal applies to; (B) the scope of the Proposal's shareowner approval provision is unclear; and (C) the text of the By-Law provisions set forth in the Proposal contains vague and conflicting statements as to how these provisions interacts with deducibility limitations set forth in the Internal Revenue Code (the "Code").

A. It is Unclear What Items of Compensation the Proposal Applies to.

The Proposal is directed at "*annual compensation* in excess of the limits established by the Code for deductibility of employee remuneration" (*emphasis added*). The Proposal's reference to "annual compensation" is vague and indefinite. The term "annual compensation" is not defined in the Proposal. Shareowners are familiar with the term because it is the required heading for three columns in the Summary Compensation Table in Item 402 of Regulation S-K (Salary, Bonus and Other Annual Compensation), and thus may understand the Proposal to address only these three forms of compensation. However, there is no indication that the Proponent intends this meaning of "annual compensation" to apply. In fact, the By-Law text set forth in the Proposal specifically applies to stock options and to long-term incentive compensation, both of which are outside of the definition of "annual compensation" in Item 402 of Regulation S-K.

The scope of the term "annual compensation" also is not clarified under the Code. As addressed further below, the Proposal seems to implicate the provisions of Code Section 162(m), which imposes a $1 million limit on the deductibility of compensation that is not "performance-based." However, the term "annual compensation" is not used in Section 162(m),[2] nor is it defined elsewhere in the Code or the implementing regulations.

In the absence of a clear standard under either the Proposal or relevant authority, neither shareowners considering the Proposal nor GE, if it were to seek to implement the Proposal, would know what compensation it addresses. The Proposal's reference to "annual

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[2] Instead, Section 162(m) references "employee remuneration," which is defined as "the aggregate amount allowable as a deduction under this chapter for such taxable year (determined without regard to this subsection) for remuneration for services performed by such employee (whether or not during the taxable year)," certain commission-based remuneration and qualifying "remuneration payable solely on account of the attainment of one or more performance goals."

compensation" is similar to the reference in a proposal submitted to PepsiCo, Inc. requesting that "the Top Salary be 'capped' at $1,000.000.00 to include bonus, perks, stock options, and this be pro-rated each year." *PepsiCo, Inc.* (avail. Feb. 18, 2003). The Staff granted no-action relief to PepsiCo under Rule 14a-8(i)(3) where PepsiCo asserted that the reference to salary to be "capped" was a vague and indefinite term since PepsiCo and its shareowners would not know whether it referenced "an annual salary cap or an aggregate $1,000,000 lifetime salary limitation." *Id. See also Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (proposal requesting that stock options be "expensed in accordance with FASB guidelines" where FASB permits two methods of expensing stock-based compensation); *Woodward Governor Co.* (avail. Sept. 18, 2003) (supporting statements provided contradictory interpretations of "compensation" by providing a fixed formula for all compensation and also suggesting that only the option portions of "compensation" were implicated). Accordingly, the Proposal's reference to "annual compensation" renders the Proposal vague and indefinite.

B. The Scope of the Proposal's Shareowner Approval Provision is Unclear.

The Proposal's references to obtaining shareowner approval are similarly vague and indefinite as it is unclear what GE would be required to ask its shareowners to approve before the prescribed "limits" could be exceeded. The Proposal requires shareowner approval before GE could "pay" certain compensation. This standard provides no guidance as to when shareowner approval must be obtained. For example, with respect to stock options, it is unclear whether shareowner approval is required within one year prior to the grant of an option or within one year prior to its exercise. As another example, it is unclear when incentive bonuses with multi-year targets would have to be approved by shareholders – it could be the year the targets are established, each year as the bonuses "vest," or the year in which the bonus is actually paid. In contrast, the last paragraph of the supporting statement expresses the Proponent's belief that "it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its *executive compensation plans*, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes." This suggests that the Proposal intends for GE to satisfy the shareowner approval requirement by asking shareowners to approve in advance certain types of compensation under GE's executive compensation plans rather than compensation for specific officers. *See, e.g., General Electric Co.* (avail. Feb. 5, 2003) (finding a proposal excludable as vague and indefinite where the proposal failed to describe what the company's shareowners would be asked to approve if the levels of executive compensation exceeded the prescribed threshold). Thus, the Proposal's shareowner approval provision is vague and indefinite under Rule 14a-8(i)(3).

C. The Proposal Contains Conflicting and Ambiguous Statements With Respect to its Operation and Interaction with the Internal Revenue Code.

The Proposal seeks to prohibit GE from compensating any officer "in excess of the limits established by the Internal Revenue Code for deductibility of employee remuneration" without first obtaining shareowner consent, but sets forth exceptions and qualifications to this prohibition. While not explicitly stated in the Proposal, the references in the supporting statements to the Code indicate that the Proposal primarily addresses the limitations on deductible compensation set forth in Section 162(m) of the Code.[3] Section 162(m) establishes a $1 million limitation on the deductibility of compensation earned by certain executive officers, other than compensation that satisfies the Code's standard for "performance-based compensation."[4] Under Section 162(m) and the applicable regulations, compensation qualifies as "performance-based compensation" that is not subject to a limitation on deductibility if, among other things: (1) it is established pursuant to an objectively determinable performance standard (subject to "negative discretion"); (2) it is awarded by, and satisfaction of the performance standard is confirmed by, a committee of outside directors; and (3) the performance criteria were approved by shareowners. Generally, shareowner approval may be obtained within five years prior to the date the compensation is earned, although under some arrangements shareowner approval may be obtained more than five years in advance. Thus, if the "performance-based compensation" standards of Section 162(m) are satisfied, the performance-based compensation is deductible regardless of whether other, non-performance-based compensation taxable to the executive in a year exceeds $1 million.

The Proposal is inherently misleading because it contains conflicting or ambiguous statements as to how the standards and conditions contained in the Proposal would interact with the Code. Specifically, the first paragraph of the Proposal provides "no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation." This suggests that if compensation is deductible under Section 162(m), such compensation is not affected by the Proposal. However, the Proposal's second paragraph provides that additional criteria different from the criteria under Section 162(m) must also be satisfied in order for compensation to be excluded from the proposed limit on executive compensation. These additional criteria are as follows: "in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan" and "in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the

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[3] Another provision of the Code that limits the deductibility of compensation is Section 280G, which denies a deduction for certain "excess parachute payments," as defined in the Code and applicable regulations. That provision appears not to be relevant to the Proposal.

[4] Section 162(m) also enumerates certain other types of compensation that are excluded from the deductibility limitation.

fair value of any stock options granted."[5] Thus, it is unclear whether the second paragraph of the Proposal's By-Law language (1) imposes conditions that must be satisfied with respect to compensation that does not meet the Section 162(m) definition of "performance-based compensation," or (2) instead, sets forth additional conditions that must be satisfied with respect to any compensation in excess of $1 million in order to be payable under the By-Law provision.

The difference between these two possible interpretations is significant. For example, if an executive who receives $1 million in salary (which is not "performance-based compensation" under either Section 162(m) or the By-Law's standard) is to exercise a stock option granted under a shareowner-approved plan administered by "outside directors," that stock option would not be affected under the first reading of the Proposal's By-Law language described above, since it would be deductible as performance-based compensation under Section 162(m). However, under the alternative reading of the Proposal, that stock option exercise could not occur unless the option also satisfied the conditions set forth in the Proposal.

The supporting statements in the Proposal fail to clarify this material ambiguity. For example, in one paragraph the statement acknowledges that the Code imposes a $1 million limit on the deductibility of compensation but that the Code provides an exception for "performance-based compensation." However, the next paragraph states that a company would be able to pay "'performance-based compensation' in excess of the deductibility limit" only if the conditions set forth in the second paragraph of the proposed By-Law language were satisfied. It is not clear to either shareowners considering the Proposal, or GE if it were to seek to implement the proposal, whether the reference to "the deductibility limitation" refers to any compensation in excess of $1 million, or only that compensation that does not satisfy the Section 162(m) standard for deductibility. Similarly, it is not clear whether the supporting statements' references to "performance-based compensation" refer to the Section 162(m) standard or the standard set forth in the Proposal.

This ambiguity also creates uncertainty as to how the Proposal operates with respect to executives that are not subject to the Section 162(m) limitation on deductibility. Section 162(m) applies only to the chief executive officer and the next four most highly paid executives (as determined under the Commission's proxy rules based upon annual compensation), but only if those individuals remained employed with the company as of the end of its fiscal year whereas the Proposal would apply to all "officers."[6] Thus, it is unclear whether the Proposal means that

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[5] These additional criteria, which are set forth in subparts (a) and (b) of the Proposal, are not contained in Section 162(m) or elsewhere in the Internal Revenue Code.

[6] Because Section 162(m) applies only to executives employed as of fiscal year-end, it differs from the Commission's rules on who is included in the Summary Compensation Table.

compensation in excess of $1 million can be paid to an executive officer who is not subject to Section 162(m)'s limitation on deductible compensation without condition (since any compensation in excess of $1 million paid to such an executive is deductible), or whether such compensation can be paid only if one of the conditions set forth in the By-Law language is satisfied (*i.e.*, shareowner approval during the year before amounts are paid, or satisfaction of the requirements for exclusion set forth in the second paragraph of the By-Law language).

Finally, the Proposal is vague and misleading because the proposed By-Law text is internally inconsistent. The first paragraph expressly states that "the only exception" to its limitation is "interference with un-removable contractual obligations prior to this proposal." And yet, the second paragraph of the By-Law text contains other exceptions that are available for excluding compensation from the limit set forth in the first paragraph.

Each of these conflicts, ambiguities and inconsistencies means that the proposed By-Law text could be read by different persons as having different effects. Neither shareowners considering the Proposal, nor GE if it were to implement the Proposal, would know which interpretation the proposed By-Law language intended. Past Staff no-action letters support our contention that such widely varying results render the Proposal vague and indefinite under Rule 14a-8(i)(3). For example, in *Otter Tail Corporation* (avail. Dec. 8, 2003), the Staff concurred that a proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for five years could be excluded under Rule 14a-8(i)(3) because the language of the proposal was so vague that the shareowners would be unable to determine either the meaning of the proposal or the consequences of its implementation. Just as the *Otter Tail* proposal was vague because it provided no guidance on the referenced "limit," the Proposal is similarly vague because it contains conflicting statements as to what compensation is subject to its limitations.

D. Accordingly, the Proposal is Excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Given these ambiguities, it is unclear what actions any shareowners voting for the Proposal would expect GE to take and what actions GE would be required to take if the Proposal were adopted. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail."). As a result of these vague and indefinite provisions in the Proposal, the Proposal is excludable under Rule 14a-8(i)(3).

II. The Proposal Must Be Excluded under Rule 14a-8(i)(6) because GE Lacks the Power to Implement the Proposal.

A company may exclude a shareowner proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." We believe that the Proposal is excludable under Rule 14a-8(i)(6) because GE cannot guarantee that GE's shareowners would approve an amendment to GE's Certificate of Incorporation, which would be necessary in order for GE to implement the Proposal, and due to the vague and indefinite nature of the Proposal.

The Proposal would require GE to obtain approval of the "*majority of stockholders* within one year preceding the payment of such compensation" in order for any GE officer to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (*emphasis added*). A vote of the "majority of stockholders" is also known as per capita voting. Section 612(a) of the New York Business Corporation Law (the "NYBCL") states "[e]very shareholder of record shall be entitled at every meeting of shareholders to one vote for every share standing in his name on the record of shareholders, unless otherwise provided in the certificate of incorporation." Per capita voting differs from the "one share, one vote" requirement in Section 612(a). Moreover, GE's Certificate of Incorporation does not authorize per capita voting. *See* Exhibit C. Thus, GE could not implement the Proposal's per capita voting requirement without first amending GE's Certificate of Incorporation to expressly authorize it. However, Section 803(a) of the NYBCL requires GE to obtain shareowner approval before amending GE's Certificate of Incorporation. Since GE cannot guarantee that GE's shareowners would approve any such amendment, we believe the Proposal is excludable under Rule 14a-8(i)(6) as beyond GE's power to implement.

The Staff has concurred that similar proposals requiring shareowner action on other matters in order to be implemented were excludable under Rule 14a-8(i)(6) where, for example, a company could not ensure that shareowners would elect independent directors. *See, e.g., H.J. Heinz Co.* (avail. Jun. 14, 2004) (proposal urging the Board to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."); *General Electric Co.* (avail. Feb. 4, 2002) (proposal recommending that the board increase independence and that the majority of directors on the board be independent excludable under Rule 14a-8(i)(6)). *See also AT&T Corp.* (avail. Mar. 10, 2002) (proposal requesting adoption of an independent director bylaw, which would "apply to successor companies" excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal."); *Putnam High Income Bond Fund* (avail. Apr. 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement); *The Southern Co.* (avail. Feb. 23, 1995) (proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector excludable under the predecessor to Rule 14a-8(i)(6)). Similarly, GE lacks the power or authority to implement the Proposal. Thus, the Proposal is excludable under Rule 14a-8(i)(6).

Moreover, the Proposal is excludable pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). As noted in Section I above, the Proposal contains so many ambiguities that it would be impossible for GE to implement it. The Proposal refers to the "limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration," and the supporting statements provide conflicting advice as to the "limits" to be imposed. Thus, it is unclear what GE would ask its shareowners to approve if the "limits" were to be exceeded. Because it would be impossible for GE to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

III. The Proposal Must Be Excluded, unless Revised, pursuant to Rule 14a-8(i)(7) because the Proposal Applies to General Employee Compensation.

Rule 14a-8(i)(7) provides that a company may omit a proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareowner proposals that deal with ordinary business on which shareowners, as a group, "would not be qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." *See* Exchange Act Release No. 34-12999 (November 22, 1976). The Staff has consistently taken the position that shareowner proposals relating to general employee compensation issues, as distinguished from proposals addressing the compensation of senior executives and directors, fall within a company's ordinary business operations and are, therefore, excludable under Rule 14a-8(i)(7). *See, e.g., El Paso Energy* (avail. Mar. 8, 2001) (proposal requesting limits on the compensation of "any corporate officer" excludable unless revised).

The Proposal's subject matter relates to general compensation matters fundamental to management's ability to run GE effectively because the Proposal is not limited to senior executive officers but instead states that "no *officer* of the Corporation" shall receive annual compensation beyond the limits set forth in the Proposal (*emphasis added*). *See, e.g., Storage Technology Corporation* (avail. Apr. 10, 2003). Accordingly, the Proposal would restrict GE's ability to determine the levels of compensation paid to GE officers generally. By referencing all GE officers, the Proposal applies to more than 170 GE employees. The type and amount of compensation paid to GE officers requires an intimate understanding of GE's business, competitive position, prospects and numerous other factors, including the particular duties of individual employees and their present and potential contributions to the success of GE, which shareowners generally do not possess. Because the factors that are considered in determining compensation are unlikely to be within the knowledge of the shareowners, the level and form of such compensation should appropriately be left, as an ordinary business matter, to GE's management and Board of Directors.

We acknowledge the statement in Staff Legal Bulletin No. 14 that "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification." *See also SBC Communications, Inc.* (avail. Feb. 5, 2003) (proposal requesting limits on the compensation of "members of corporate management" excludable unless revised); *Mirant Corp.* (avail. Jan. 28, 2003) (proposal requesting limits on the compensation of "executives" excludable unless revised); *American Express* (avail. Jan. 16, 2003) (proposal requesting limits on the compensation of "higher management" excludable unless revised); *ConocoPhillips* (avail. Mar. 13, 2002) (proposal requesting limits on the compensation of "Chairman and other officers" excludable unless revised); *Milacron* (avail. Jan. 24, 2001) (proposal requesting limits on the compensation of "all officers and top management" excludable unless revised). Accordingly, we request the Staff's concurrence that GE may omit the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(7), unless the Proponent revises the Proposal to apply only to GE's executive officers, because the Proposal implicates GE's ordinary business operations.

IV. The Proponent's Identifying Information is Excludable From The Proposal pursuant to Rule 14a-8(l)(1).

Rule 14a-8(l)(1) permits GE to exclude a Proponent's name, address and number of voting securities held so long as GE includes a statement that GE will promptly provide such information to shareowners upon receiving an oral or written request. The Proponent has included his name and address in the Proposal's third paragraph. Staff Legal Bulletin No. 14 (July 13, 2001) makes clear that the name of the Proponent, even if included in the Proposal or supporting statement thereto, may be omitted. *See also Wyeth* (avail. Dec. 23, 2003) (finding that the sentence identifying the proponent and the proponent's address was excludable). Therefore, GE intends to omit the Proposal's third paragraph, which contains the Proponent's name and address. GE requests the Staff's concurrence that such language may be stricken from the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2005 Proxy Materials. If the Staff permits the Proponent to make the revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that any revised Proposal must satisfy the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when GE is attempting to finalize its proxy statement.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller
EAI

Ronald O. Mueller

ROM/eai
Enclosures

cc: Thomas J. Kim, General Electric Company
William Steiner
John Chevedden

70300994_2.DOC

EXHIBIT A

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

OCT 21 2004
J.R. IMMELT

Mr. Jeffrey Immelt
Chairman
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06431
PH: 203-373-2211
FX: 203-373-3131

RECEIVED
OCT 22 2004
B. W. HEINEMAN, JR

Dear Mr. Immelt,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner (signature) 8/21/04

William Steiner — Date

cc: Thomas J. Kim
Corporate & Securities Counsel
PH: 203-373-2663 FX: 203-373-3079

UPDATE

John Chevedden (signature)

OCTOBER 20, 2004

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if;

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

10-20-04 UPDATE

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

10-20-04 UPDATE

EXHIBIT B

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Jeffrey Immelt
Chairman
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06431
PH: 203-373-2211
FX: 203-373-3131

Dear Mr. Immelt,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

8/22/04
Date

cc: Thomas J. Kim
Corporate & Securities Counsel
PH: 203-373-2663 FX: 203-373-3079

3 – Executive Compensation Limit

RESOLVED, that the Corporation's by-laws be amended by adding the following new Section: "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

I think that $1 million is more than adequate annual compensation to attract qualified executives, and that even if not, it is certainly reasonable to require the Board to obtain shareholder approval before paying more than this amount.

Moreover, under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38%-vote at the MONY 2003 annual shareholder meeting. The 38%-vote was particularly impressive since this was the first time this proposal was ever voted. Furthermore the proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Executive Compensation Limit
Yes on 3

Notes:
The 38%-vote was based on shares voted yes and no.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is willing to be named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded soon.

DJF

DISCOUNT BROKERS

Date: 27 August 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number [redacted], held with National Financial Services Corp. as custodian. DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2000 shares of General Electric Co.; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/10/2002

Sincerely,



Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 8-30-04 # of pages ▶
To Jeffrey Immelt	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 203-373-3131	Fax #

-3079

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

August 27, 2004

By Federal Express
William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Re: Shareowner Proposal

Dear Mr. Steiner:

We received your August 22, 2004 letter regarding your shareowner proposal relating to executive compensation limits.

Your letter fails to show that you are eligible to submit a shareowner proposal under Rule 14a-8 under the Securities Exchange Act of 1934, as amended. This rule requires you to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold these shares through the date of the shareowner meeting.

Consequently, please provide us with evidence that you have held at least $2,000 in market value, or 1%, of GE common stock continuously for at least one year prior to the date you submitted your proposal.

You can prove your ownership of these shares as follows:

- If you are the registered holder of these shares, which means that your name appears on our records as a shareowner, then we can verify your eligibility. Please let us know if you are the registered holder.

- If, like many shareowners, you hold these shares through a broker, then you must submit to GE a written statement from the broker verifying that, at the time you submitted your proposal, you continuously held your shares of GE common stock for at least one year.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

I am sending this letter to you on August 27, 2004 by Federal Express, for delivery on August 28, 2004.

Thank you.

Very truly yours,



Thomas J. Kim



Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

September 10, 2004

VIA OVERNIGHT MAIL

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Re: *Shareowner Proposal of Mr. William Steiner Submitted to General Electric Company*

Dear Mr. Chevedden:

General Electric Company ("GE") has received a copy of the shareowner proposal titled "Executive Compensation Limit" submitted by Mr. William Steiner.

We are also in receipt of your facsimile regarding Mr. Steiner's ownership of GE securities, which you sent to GE on August 30, 2004. Rule 14a-8(b) under the Securities Exchange Act of 1934 requires Mr. Steiner to submit sufficient proof that he has continuously owned at least $2,000 in market value, or 1%, of GE's common stock that would be entitled to be voted on his proposal for at least one year as of the date Mr. Steiner submitted the proposal to GE. We do not believe that the August 30, 2004 facsimile containing the letter from Mr. Steiner's introducing broker satisfies the requirements of Rule 14a-8 (as interpreted by the staff of the Securities and Exchange Commission in Staff Legal Bulletin Rule No. 14). As explained in Staff Legal Bulletin No. 14, sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares verifying that, at the time he submitted this proposal, he continuously held the shares for at least one year; or

- if Mr. Steiner has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level and his written statement that he continuously held the required number of shares for the one-year period.

The rules of the Securities and Exchange Commission require that Mr. Steiner's response to this letter be postmarked no later than 14 days from the date you, as Mr. Steiner's proxy, receive this letter. Please address any response to Thomas J. Kim, Corporate and Securities Counsel, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079. If you have any questions with respect to the foregoing, please contact me at (203) 373-2663. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,



Thomas J. Kim

Enclosure

cc: William H. Steiner

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

National Financial Services LLC

GE

Post-it® Fax Note 7671

To Thomas J. Kim	Date	# of pages ▶ 1
Co./Dept.	From John Chevedden	
Phone #	Co.	
Fax #	Phone #	
	Fax #	

September 15, 2004

To whom it may concern:

As record holder for the account of William Steiner, held with National Financial Services Corp. (NFS) as custodian for DJF Discount Brokers, NFS hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2000 shares of General Electric, having held at least two thousand dollars worth of the above mentioned security continuously for no less than fourteen months.

Sincerely



Peter J. Bove
National Financial Services LLC
Manager
Corporate Actions Division

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Electric Company (GE)
Proponent Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Compensation
Proponent: William Steiner

Ladies and Gentlemen:

To facilitate proposal acceptance this shareholder proposal was drafted based on the text of the proposal in The MONY Group Inc. (February 18, 2003) which had already been decided by the Office of Chief Counsel. The text of the Staff Reply Letter follows:

[STAFF REPLY LETTER]

February 18, 2003

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The MONY Group Inc.

Incoming letter dated December 26, 2002

The proposal would amend MONY's by-laws to limit any officer from receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee enumeration, without approval by a majority of the stockholders within one year preceding the payment of such compensation.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to conclude that MONY has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

/s/

Alex Shukhman

Attorney-Advisor

We believe that the MONY precedent should be upheld and that the company no action request not be concurred with.

Additionally there are a number of defects in the company no action request such as:

It is not believed valid that the company place great reliance "Item 402 of Regulation S-K" unless the company can support that a substantial percentage of shareholders would claim that their primary understanding of "annual compensation" is based on their analysis of "Item 402 of Regulation S-K." Contrary to the purported company analogy there is no text in this proposal similar to a "Top Salary" being "capped."

The company does not claim that shareholders are unfamiliar with the concept of "annual compensation" in spite of the fact that companies have devised a vast number of complex formulas to calculate "annual compensation."

I believe this proposal is consistent with SLB No. 14A, particularly with the following text:

* We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).5

The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."6 The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."7

We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.8

I believe this proposal raises public policy issues so significant that it would be appropriate for a shareholder vote. Furthermore the company has not shown that shareholders would not understand the principle of this proposal – to subject high levels of executive pay to shareholder vote.

The company is implicitly arguing that since companies fail to make executive pay as transparent and quantifiable as that of other highly paid employees, such as star athletes, that companies should be able to exploit their obfuscation of pay and use it as a grounds to exclude shareholder proposals on executive pay.

A key point to evaluate in the company argument is its internal consistency. First it claims that a company must establish that neither the company nor the shareholders would be able to understand a proposal. Then the company claims that in Otter Tail Corporation (Dec. 8, 2003) apparently only the shareholders would not understand the proposal and thus the proposal was excluded.

The no action process makes it abundantly clear that companies have access to corporation law experts who claim to be capable of making sense of text that would be obscure to the small shareholders.

Contrary to the company argument, rule 14a-8(i)(6) does not contain the word "guarantee." Significantly the company fails to claim that the company is completely powerless to implement the proposal. The company more than likely has the power to implement the proposal in terms of obtaining the required number of votes – especially if the company sponsors the proposal in its proxy materials, recommends a yes-vote and solicits shares that are slow in casting ballots.

The company argument is incomplete because it does not even address the fact that the company clearly has the power to seek the required shareholder vote at more than one annual meeting. The company does not claim that the proposal has a time limit.

The company does not claim to "guarantee" that it is completely powerless to at least obtain close to the required number of votes.

The company gives no past example of its purported powerlessness in obtaining shareholder votes for its own ballot items. The company failed to name a single company ballot item in the past decade on which the required shareholder vote was not obtained for the company's own ballot items.

The company apparently seeks a clarification under rule 14a-8(i)(7). This is not believed necessary but we would be glad to accommodate.

For these reasons it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld. The opportunity to submit additional information is requested.

Sincerely,



John Chevedden

cc:
William Steiner
Thomas Kim

3 – Executive Compensation Limit

RESOLVED, that the Corporation's by-laws be amended by adding the following new Section: "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

I think that $1 million is more than adequate annual compensation to attract qualified executives, and that even if not, it is certainly reasonable to require the Board to obtain shareholder approval before paying more than this amount.

Moreover, under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38%-vote at the MONY 2003 annual shareholder meeting. The 38%-vote was particularly impressive since this was the first time this proposal was ever voted. Furthermore the proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 10, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Supplemental Letter Regarding Shareowner Proposal of William Steiner Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") on behalf of our client, General Electric Company ("GE"). On December 10, 2004, we informed you that GE intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting a shareowner proposal and a statement in support thereof (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent"). This letter, a copy of which is attached hereto as Exhibit A and which includes the text of the Proposal, indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and under Rule 14a-8(i)(6) because GE is unable to implement the Proposal. Additionally, we requested that, should the Staff not concur in this view, the Staff concur that the Proposal required revision pursuant to Rule 14a-8(i)(7).

We write to supplementally inform the Staff of our belief that the Proposal is additionally excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause GE to violate state law. Our legal opinions set forth below support this conclusion as well as the conclusion expressed in our December 10, 2004 letter that the Proposal is beyond GE's power to implement, which contravenes Rule 14a-8(i)(6).

In connection with the opinions provided below, we have been furnished and have examined copies of the following documents, which have been supplied to us by GE or obtained from publicly available records:

1. General Electric Company Certificate of Incorporation, as amended through April 20, 2000;

2. By-laws of General Electric Company, as amended on June 15, 1993; and

3. The Proposal.

With respect to the foregoing documents, we have assumed the authenticity of the documents provided to us, the conformity with authentic originals of all documents provided to us as copies or forms, the genuineness of all signatures and the legal capacity of natural persons, and that the foregoing documents, in the forms provided to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. For purposes of rendering our opinions set forth herein, we have not reviewed any documents of or applicable to GE other than the documents listed above, and we have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter our opinion as expressed herein. Our opinions are for the purposes of this letter only, and I am providing these legal opinions as a member in good standing admitted to practice before courts in the State of New York, the State in which GE is incorporated.

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. GE is incorporated under the laws of the State of New York. As discussed in our December 10, 2004 letter, the Proposal would require GE to obtain approval of the "*majority of stockholders* within one year preceding the payment of . . . compensation" in order for any GE officer to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (*emphasis added*). The requirement that approval be obtained from a vote of the "majority of stockholders" is also known as per capita voting.

Section 612(a) of the New York Business Corporation Law (the "NYBCL") states "[e]very shareholder of record shall be entitled at every meeting of shareholders to one vote for every share standing in his name on the record of shareholders, unless otherwise provided in the certificate of incorporation." Alteration of the "one-vote-per-share rule" is valid and enforceable only if set forth in a company's certificate of incorporation. *See* NYBCL Section 612(a); *Aini v. Garau*, 664 N.Y.S.2d 354 (N.Y. App. Div. 1997); *In re Crown Heights Hospital, Inc.*, 49 N.Y.S.2d 658 (Sup. Ct., Kings Cty. 1944) (ruling bylaw amendment that altered the one share, one vote structure as void). GE's Certificate of Incorporation does not authorize per capita voting. In our opinion, because the Proposal, if adopted, would alter the one-vote-per-share rule through an amendment to GE's Bylaws only, as described in the statutory and case law authority cited above, the Proposal is invalid and unenforceable under New York law. Thus, implementation of the Proposal would cause GE to violate state law, which renders the Proposal excludable under Rule 14a-8(i)(2). *See Hewlett-Packard Company* (avail. Jan. 7, 2005) (granting no-action relief under Rule 14a-8(i)(2) with respect to an identical proposal because implementation would violate Delaware law).

Because the Proposal, if implemented, would violate New York law, it is also our opinion that GE does not have the power and authority to implement the Proposal. Moreover, even if the Proposal were changed to request an amendment to GE's Certificate of Incorporation to implement its *per capita* voting scheme, GE would not have the unilateral power and authority to implement such a Proposal. This is the case because neither GE's Board of Directors nor GE's shareowners, acting alone, may approve an amendment to GE's Certificate of Incorporation. Any such amendment first must be adopted and declared advisable by GE's Board of Directors and then submitted to the shareowners for their approval, and GE cannot guarantee that such approval would be obtained. *See* NYBCL Section 803(a).

We also note that, although the Proposal, as revised, "recommends" that GE adopt the proposed Bylaw amendment, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. *See, e.g., Gencorp Inc.* (avail. Dec. 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all shareowner proposals receiving a majority vote is excludable under Rule 14a-8(i)(2)). *See also Badger Paper Mills, Inc.* (avail. Mar. 15, 2000); *Pennzoil Corporation* (avail. Mar. 22, 1993).

In sum, the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause GE to violate New York law. Moreover, our opinion that GE does not have the power and authority to implement the Proposal supports the conclusion in our December 10, 2004 letter that the Proposal is also excludable under Rule 14a-8(i)(6).

* * *

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments are being mailed on this date to the Proponent. GE hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to GE only by facsimile. If we can be of assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,



Ronald O. Mueller
for Gibson, Dunn & Crutcher LLP

ROM/eai
Enclosure

cc: Thomas J. Kim, General Electric Company
William Steiner
John Chevedden

70306171_2.DOC

EXHIBIT A

EXHIBIT A

OCT 21 2004
J.R.IMMELT

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

RECEIVED
OCT 22 2004
B. W. HEINEMAN, JR

Mr. Jeffrey Immelt
Chairman
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06431
PH: 203-373-2211
FX: 203-373-3131

Dear Mr. Immelt,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner (signature) — 8/21/04

William Steiner — Date

cc: Thomas J. Kim
Corporate & Securities Counsel
PH: 203-373-2663 FX: 203-373-3079

UPDATE

John Chevedden (signature)

OCTOBER 20, 2004

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if;

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

10-20-04 UPDATE

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

10-20-04 UPDATE

EXHIBIT B

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Jeffrey Immelt
Chairman
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06431
PH: 203-373-2211
FX: 203-373-3131

Dear Mr. Immelt,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner — Date: 8/21/04

cc: Thomas J. Kim
Corporate & Securities Counsel
PH: 203-373-2663 FX: 203-373-3079

3 – Executive Compensation Limit

RESOLVED, that the Corporation's by-laws be amended by adding the following new Section: "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

I think that $1 million is more than adequate annual compensation to attract qualified executives, and that even if not, it is certainly reasonable to require the Board to obtain shareholder approval before paying more than this amount.

Moreover, under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38%-vote at the MONY 2003 annual shareholder meeting. The 38%-vote was particularly impressive since this was the first time this proposal was ever voted. Furthermore the proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Executive Compensation Limit
Yes on 3

Notes:
The 38%-vote was based on shares voted yes and no.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is willing to be named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded soon.

DJF DISCOUNT BROKERS

Date: 27 August 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number [redacted], held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2000 shares of General Electric Co.; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/10/2002

Sincerely,



Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 8-30-04	# of pages ▶
To Jeffrey Immelt	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 203-373-3131 -3079	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

August 27, 2004

By Federal Express
William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Re: Shareowner Proposal

Dear Mr. Steiner:

We received your August 22, 2004 letter regarding your shareowner proposal relating to executive compensation limits.

Your letter fails to show that you are eligible to submit a shareowner proposal under Rule 14a-8 under the Securities Exchange Act of 1934, as amended. This rule requires you to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold these shares through the date of the shareowner meeting.

Consequently, please provide us with evidence that you have held at least $2,000 in market value, or 1%, of GE common stock continuously for at least one year prior to the date you submitted your proposal.

You can prove your ownership of these shares as follows:

- If you are the registered holder of these shares, which means that your name appears on our records as a shareowner, then we can verify your eligibility. Please let us know if you are the registered holder.
- If, like many shareowners, you hold these shares through a broker, then you must submit to GE a written statement from the broker verifying that, at the time you submitted your proposal, you continuously held your shares of GE common stock for at least one year.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

I am sending this letter to you on August 27, 2004 by Federal Express, for delivery on August 28, 2004.

Thank you.

Very truly yours,



Thomas J. Kim



Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

September 10, 2004

VIA OVERNIGHT MAIL

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Re: *Shareowner Proposal of Mr. William Steiner Submitted to General Electric Company*

Dear Mr. Chevedden:

General Electric Company ("GE") has received a copy of the shareowner proposal titled "Executive Compensation Limit" submitted by Mr. William Steiner.

We are also in receipt of your facsimile regarding Mr. Steiner's ownership of GE securities, which you sent to GE on August 30, 2004. Rule 14a-8(b) under the Securities Exchange Act of 1934 requires Mr. Steiner to submit sufficient proof that he has continuously owned at least $2,000 in market value, or 1%, of GE's common stock that would be entitled to be voted on his proposal for at least one year as of the date Mr. Steiner submitted the proposal to GE. We do not believe that the August 30, 2004 facsimile containing the letter from Mr. Steiner's introducing broker satisfies the requirements of Rule 14a-8 (as interpreted by the staff of the Securities and Exchange Commission in Staff Legal Bulletin Rule No. 14). As explained in Staff Legal Bulletin No. 14, sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares verifying that, at the time he submitted this proposal, he continuously held the shares for at least one year; or

- if Mr. Steiner has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level and his written statement that he continuously held the required number of shares for the one-year period.

The rules of the Securities and Exchange Commission require that Mr. Steiner's response to this letter be postmarked no later than 14 days from the date you, as Mr. Steiner's proxy, receive this letter. Please address any response to Thomas J. Kim, Corporate and Securities Counsel, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079. If you have any questions with respect to the foregoing, please contact me at (203) 373-2663. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,



Thomas J. Kim

Enclosure

cc: William H. Steiner

Shareholder Proposals - Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

National Financial Services LLC

GE
Post-it® Fax Note 7671

Date	# of pages ▶ 1
To Thomas J. Kim	From John Chevedden
Co./Dept.	Co.
Phone #	Phone #
Fax #	Fax #

September 15, 2004

To whom it may concern:

As record holder for the account of William Steiner, held with National Financial Services Corp. (NFS) as custodian for DJF Discount Brokers, NFS hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2000 shares of General Electric, having held at least two thousand dollars worth of the above mentioned security continuously for no less than fourteen months.

Sincerely,

Peter J. Bove
National Financial Services LLC
Manager
Corporate Actions Division

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

January 11, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Electric Company (GE)
Proponent Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Compensation
Proponent: William Steiner

Ladies and Gentlemen:

This is a response to the January 10, 2005 company sequel.

The company does not address whether "majority of the stockholders" is commonly used by the management of companies and corporate governance academia interchangeably to mean majority vote or one share, one vote.

Additional text at the beginning of the proposal makes it clear in calling for "shareholder approval." "Shareholder approval" is consistent with one share, one vote:
"This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing *shareholder approval*."

In the alternative SLB No. 14 allows shareholders under limited circumstances to revise their proposals and we would be glad to do so:

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.

There is an analogy to professional football in regard to the company's power to implement. All NFL football teams have the power to make a touchdown. That does not mean that a team can "guarantee" that it will make a touchdown in a given game. And the fact that no team can guarantee that it will make a touchdown during a given game does not mean that any NFL team lacks the power to make a touchdown.

The following quote is in regard to the company claim that its position should be favored because of the complex structure of executive compensation.

"One of the great, as-yet-unsolved problems in the country today is executive compensation and how it its determined."

SEC Chairman William Donaldson, 2003

From "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law. The quote is from the beginning of Chapter 15, Improving Executive Compensation.

The following headline, sub-headline and text is from the January 9, 2005 issue of the Los Angeles Times:
"SEC Chief Bent On Reform
"* William H. Donaldson says he is taking aim at executive pay and fund trading abuses in 2005.
"Despite friction with business lobbyists, it appears that the SEC chairman will continue as Washington's top cop for the investment world, pursuing an aggressive 2005 agenda that will take aim at issues including executive pay and the mechanics of stock trading.
In an interview, Donaldson ..."

Reference:
http://www.latimes.com/business/la-fi-sec9jan09,0,6106173.story?coll=la-home-business

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc:
William Steiner
Thomas Kim

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 10, 2004

The proposal recommends that GE amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of "the majority of the stockholders," subject to the conditions and exceptions contained in the proposal.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause GE to violate state law. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel